Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

June 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:    Elena Stojic, Esq.

        Re:    Global X Funds
            File No. 333-151713, 811-22209

Dear Ms. Stojic:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Hydrogen ETF (the “Fund”), included in Post-Effective Amendment No. 639 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on May 25, 2021 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2021, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. The responses will be incorporated into a post-effective amendment

U.S. Securities and Exchange Commission
Attention: Elena Stojic, Esq.
June 16, 2021

filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.
1. Comment: Please provide the Staff with the completed fee table and other bracketed items with correspondence as it is material to the Staff’s review.
Response: The Registrant has included the completed fee table below. In addition, attached please find a revised draft of the Amendment including the bracketed information.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.50%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.50%
1    Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$51	$160

U.S. Securities and Exchange Commission
Attention: Elena Stojic, Esq.
June 16, 2021

PROSPECTUS

FEES AND EXPENSES

2.     Comment: With respect to Footnote 1 to the fee table in the section of the Fund’s Prospectus titled “FEES AND EXPENSES”, please include an explanation of how the Registrant estimated “Other Expenses” and determined that the estimate was reasonable.
Response: The Registrant has completed the Fund’s fee table and expense example, which are included above. Regarding “Other Expenses” and how the Registrant determined the estimated “Other Expenses” were reasonable, pursuant to the unitary expense arrangement described in “FUND MANAGEMENT – Investment Adviser,” the management fee will cover the cost of investment advisory, supervisory and administrative services. In addition, the Adviser will pay all costs of various third-party services required by the Fund, including audit, certain custody, portfolio accounting, legal, transfer agency and printing costs. The Adviser does not currently anticipate that the Fund would incur expenses that would not be covered by the unitary fee and that would amount to the threshold for disclosure in the fee table. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant.
PRINCIPAL INVESTMENT STRATEGIES
3.Comment: Please provide the Staff supplementally with a copy of the index methodology as well as a model portfolio identifying each Underlying Index constituent, its index weight, country and sector exposures. In addition, for the top ten holdings in the Underlying Index, please provide a brief explanation of how the company satisfies the requirements of Rule 35d-1 under the 1940 Act (“Rule 35d-1”).
Response: Please find attached the requested information.

U.S. Securities and Exchange Commission
Attention: Elena Stojic, Esq.
June 16, 2021

4.Comment: With respect to the third paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” in the Fund’s Prospectus, please revise to explain in plain English what hydrogen technology is; the technologies’ use case; and the overall investment thesis behind the investment theme.
Response: The Registrant has revised the second paragraph in the section titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:
The Underlying Index is designed to provide exposure to companies that are positioned to benefit from further advances in the field~~s~~ of hydrogen technology. Hydrogen technology includes products and services focused on the development and implementation of hydrogen gas as a renewable fuel source. Hydrogen technology may play an important role in the transition toward renewable energy from fossil fuels.
5.Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus and the list of business activities that Hydrogen Companies conduct, please define “green hydrogen” in plain English.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

1. Hydrogen Production: Companies involved in the production, transportation, storage, and distribution of hydrogen (including ~~green~~ renewable hydrogen) that can be used as an energy source ~~for industrial and/or commercial purposes~~.

6.Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus and the list of business activities that Hydrogen Companies conduct, please define “hydrogen electrolyzers” in plain English.

Response: The Registrant has revised the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

3. Hydrogen Technology: Companies involved in the production of hydrogen electrolyzers (which produce hydrogen gas from water), tanks and pipelines, commercial and residential infrastructure, generators, engines, and vehicles powered by hydrogen fuel cells, as well as hydrogen fueling stations.

U.S. Securities and Exchange Commission
Attention: Elena Stojic, Esq.
June 16, 2021

7.Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please provide us with a completed copy of the fourth through seventh paragraphs in the correspondence filing prior to the effective date of the Registration Statement. In addition, please confirm that “Diversified Hydrogen Companies” will not be counted towards the compliance test for Rule 35d-1.

Response: Please see Exhibit A to this correspondence letter for a revised version of the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”.

Section 35(d) of the 1940 Act prohibits a registered investment company from adopting a name that includes words that the SEC deems materially deceptive or misleading. The SEC adopted Rule 35d-1 in an effort to protect investors against misleading or deceptive fund names. Rule 35d-1 provides, in part, that when a fund’s name suggests that it focuses in a particular industry, the fund must adopt a policy to invest, under normal market conditions, at least 80% of the fund’s net assts in the industry suggested by its name. The Fund will invest at least 80% of its net assets in securities in the Underlying Index and in ADRs and GDRs based on securities in the Underlying Index. The Underlying Index is designed to provide exposure to companies that are positioned to benefit from further advances in the field of hydrogen technology, and is primarily composed of hydrogen companies deriving at least 50% of their revenues, operating income, or assets from the following business activities: (i) Hydrogen Production; (ii) Hydrogen Fuel Cells; (iii) Hydrogen Technology; and (iv) Hydrogen Integration. The Underlying Index may also include limited exposure to Diversified Hydrogen Companies, which derive greater than 0% but less than 50% of revenue from the business activities mentioned above, and to Pre-Revenue Hydrogen Companies, which have primary business operations in hydrogen technology but that do not currently generate revenues. The aggregate weight of Diversified Hydrogen Companies and Pre-Revenue Hydrogen Companies is capped at an aggregate weight of 10% of the Underlying Index at each semi-annual rebalance. The Staff has stated that the key issue in determining whether a fund name is deceptive or misleading is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”1 The Fund’s investment strategy meets the requirements of Rule 35d-1 because the Fund’s
1 Investment Company Names; SEC Rel. No. IC-24828 January 17, 2001 at text accompanying n. 44.

U.S. Securities and Exchange Commission
Attention: Elena Stojic, Esq.
June 16, 2021

Underlying Index is composed of securities that are consistent with the types of investments suggested by the Fund’s name and the Fund has a policy to invest at least 80% of its assets in the securities included in the Underlying Index.

8.Comment: With respect to the section titled “PRINCIPAL INVESTMENT STRATEGIES” of the Fund’s Prospectus please inform the Staff of any due diligence that the Adviser did on the Index Provider’s proprietary natural language processing algorithm to ensure that the Underlying Index is consistent with the Fund’s disclosure about the Underlying Index.

Response: The Adviser notes that the results of the natural language processing algorithm are utilized in constructing and ranking an initial universe of eligible companies, not as the sole determinant of a company’s eligibility for inclusion in the Underling Index. This initial universe is intended to encompass companies that may have a reasonable likelihood, upon further review, of demonstrating that at least 50% of revenues are generated from the stated categories of business activities. As such, the natural language processing algorithm may be viewed as generating a starting point for the eventual constituent review. The Index Provider then reviews each company to confirm whether it generates at least 50% of revenues from the stated categories of business activities. Only companies that meet this criterion are eligible for inclusion in the Underlying Index. As such, the Adviser believes this approach is consistent with the Fund’s disclosure about the Underlying Index.

9.Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please briefly explain how the ESG screen is completed in a rules-based way and does not involve an impermissible level of adviser-like activity. In responding, please tell us what it means to meet or not meet the principles (i.e., is it a pass/fail screen?) and whether Minerva provides this data commercially as part of a regular service.

Response: The Registrant notes that the ESG screening process will no longer be applied to the Underlying Index as shown in the revisions to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” included in Exhibit A to this correspondence letter. Therefore, the comment is no longer applicable.

U.S. Securities and Exchange Commission
Attention: Elena Stojic, Esq.
June 16, 2021

10.Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify whether the Fund plans to use third-party scores as part of its ESG screens as opposed to just data. If yes, please provide a high level summary of any scoring methodology.

Response: The Registrant notes that the ESG screening process will no longer be applied to the Underlying Index as shown in the revisions to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” included in Exhibit A to this correspondence letter. Therefore, the comment is no longer applicable.

11.Comment: In the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please describe the United Nations Global Compact Principles in greater detail.

Response: The Registrant notes that the ESG screening process will no longer be applied to the Underlying Index as shown in the revisions to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” included in Exhibit A to this correspondence letter. Therefore, the comment is no longer applicable.
SUMMARY OF PRINCIPAL RISKS AND A FURTHER DISCUSSION OF PRINCIPAL RISKS
12.Comment: The Staff notes the inclusion in the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” the risk factor “China A-Shares Risk”. If the Fund intends to invest in China A-shares, please add disclosure to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES.”
Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” to include the following sentence at the end of the fifth paragraph:

The Fund may invest in China A-Shares, which are issued by companies incorporated in mainland China and traded on Chinese exchanges.

U.S. Securities and Exchange Commission
Attention: Elena Stojic, Esq.
June 16, 2021

13.     Comment: In the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and “A FURTHER DISCUSSION OF PRINCIPAL RISKS”, please revise the risk factor titled “Associated Risks Related to Investing in Hydrogen Companies” to describe why hydrogen companies may face “potentially rapid product obsolescence.” In addition, please explain how products with a short life cycle are consistent with the Fund’s ESG criteria particularly with respect to environmental factors.
    Response: The Registrant has revised the risk factor titled “Associated Risks Related to Investing in Hydrogen Companies” in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and A FURTHER DISCUSSION OF PRINCIPAL RISKS”, as follows:
Hydrogen companies typically face intense competition, short product lifecycles and potentially rapid product obsolescence due to significant R&D expenses and the possibility that other emerging energy technologies could become more commercially viable. These companies may be significantly affected by fluctuations in energy prices and in the supply and demand of renewable energy, tax incentives, subsidies and other governmental regulations and policies. Investors should take notice of the distinction between implemented government policy based on legislation and less guaranteed commitments which may be aspirational, subject to political risk, and difficult to enforce. These companies are also heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. Hydrogen companies may be adversely affected by commodity price volatility, changes in exchange rates, imposition of import controls, availability of certain inputs and materials required for production, depletion of resources, technological developments and labor relations. A decline in the price of conventional energy such as oil and natural gas could have a materially adverse impact on Hydrogen Companies. Energy companies are increasingly becoming the target of malicious cybersecurity attacks, which could adversely affect Hydrogen companies.

U.S. Securities and Exchange Commission
Attention: Elena Stojic, Esq.
June 16, 2021

The Registrant notes that the ESG screening process will no longer be applied to the Underlying Index. Therefore, the latter part of the comment is no longer applicable.
14.     Comment: With respect to the risk factor titled “Associated Risks Related to Investing in Hydrogen Companies”, in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and A FURTHER DISCUSSION OF PRINCIPAL RISKS”, please consider whether additional disclosure regarding cybersecurity is warranted with respect to energy companies in which the Fund invests and the related supply challenges.
Response: The Registrant has revised the risk factor titled “Associated Risks Related to Investing in Hydrogen Companies” in the sections of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and A FURTHER DISCUSSION OF PRINCIPAL RISKS”, as follows:
Hydrogen companies typically face intense competition, short product lifecycles and potentially rapid product obsolescence due to significant R&D expenses and the possibility that other emerging energy technologies could become more commercially viable. These companies may be significantly affected by fluctuations in energy prices and in the supply and demand of renewable energy, tax incentives, subsidies and other governmental regulations and policies. Investors should take notice of the distinction between implemented government policy based on legislation and less guaranteed commitments which may be aspirational, subject to political risk, and difficult to enforce. These companies are also heavily dependent on intellectual property rights and may be adversely affected by loss or impairment of those rights. Hydrogen companies may be adversely affected by commodity price volatility, changes in exchange rates, imposition of import controls, availability of certain inputs and materials required for production, depletion of resources, technological developments and labor relations. A decline in the price of conventional energy such as oil and natural gas could have a materially adverse impact on Hydrogen Companies. Energy companies are increasingly becoming the target of malicious cybersecurity attacks, which could adversely affect Hydrogen companies.

U.S. Securities and Exchange Commission
Attention: Elena Stojic, Esq.
June 16, 2021

15.     Comment: With respect to “Geographic risk – Risk of Investing in Emerging Markets”, if the Fund anticipates investing in emerging market countries, please include a related reference in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”.
    Response: The Registrant has updated the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows to note that the Fund may invest in securities of issuers located in emerging markets:
    The Fund may invest in securities of issuers located in emerging markets.
ADDITIONAL INFORMATION ABOUT THE FUND
16. Comment: In the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”, as per Item 9(a) of Form N-1A, please include the disclosure regarding the Fund’s investment objective.
Response: The Registrant has revised the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND” as follows in response to the comment:
The investment objective of the Fund is to seek to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index.
17.Comment: In the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”, the last sentence of the second paragraph notes that “[T]he Fund’s investment objective and its Underlying Index may be changed without shareholder approval.” Please disclose the timing of providing shareholders with notice of such change.

U.S. Securities and Exchange Commission
Attention: Elena Stojic, Esq.
June 16, 2021

Response: The Registrant has revised the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”, to include the notice requirement as follows:

The Fund’s investment objective and its Underlying Index may be changed without shareholder approval upon at least 60 days prior written notice to shareholders.
Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.